

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2011

Emilio M. Santandreu
President and CEO
Our MicroLending, LLC
1790 SW 22nd Street, Suite 201
Miami, FL 33145

>   **Re: Our MicroLending, LLC**
>   **Amendment No. 1 to Offering Statement on Form 1-A**
>   **Filed February 22, 2011**
>   **File No. 024-10286**

Dear Mr. Santandreu:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

General

1.   We note your response to comments 27-30 in our letter dated December 16, 2010 and the deleted Management's Discussion and Analysis. In order to discuss the characteristics of your operations that may have a material impact on your future financial performance, please revise to discuss (i) your financial condition and results of operations for December 31, 2009; (ii) any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations; and (iii) your liquidity position, including your approximately $1.5 million accumulated deficit, any material deficiency in your liquidity and the course of action that you have taken or propose to take to remedy the deficiency (we note the reference in your financial statements to a "corrective action plan"). See Item 6(a)(2) of Model B in Form 1-A.

2.   We note your response to comments 12 and 15 in our letter dated December 16, 2010. With a view to clarifying disclosure, advise us of the approximate balance of outstanding loans that are based on your former group lending model.

Business, page 9

3.   We note your response to comment 10 in our letter dated December 16, 2010.
        Please tell us why you believe the information required by section III.C.4 of
        Guide 3 is not applicable to your situation, or revise your filing accordingly.
        Also, please revise to provide a description of your policy for placing loans on
        nonaccrual status.

Defaults; Collection Activities, page 12

4.   We note your response to comment 17 in our letter dated December 16, 2010, and
        we partially re-issue that comment. Please contrast the "self-help provisions"
        with other remedies that may be available to you.

Management Relationships, Transactions and Remuneration, page 18

5.   We note your response to comment 24 in our letter dated December 16, 2010, and
        we re-issue that comment. We note your reference to "loans from family
        members of our officers." Please revise this section to provide the material terms
        of the loans. Please include names and amounts.

September 30, 2010 Financial Statements

Statements of Cash Flows, page 3

6.   We note the loans receivable rollforwards provided in your response to comment
        42 of our letter dated December 16, 2010. Please reconcile the new loans and
        collections in your response to the corresponding activity in the respective
        statement of cash flow for each period presented. In this regard, we note that all
        amounts shown as new loans and collections in your response do not agree with
        the loans made to customers and proceeds from repayments of loans in your
        statements of cash flows.

7.   We note your response to comment 50 of our letter dated December 16, 2010.
        Please revise to separately present the gross cash inflows and outflows for your
        borrowings from loans or explain to us your basis for presenting these cash flows
        on a net rather than gross basis, pursuant to ASC 230-10-45-7 through 45-9.

Notes to Financial Statements, page 4

8.   We note in your response to comment 32 of our letter dated December 16, 2010
        that you have included the requested statement in Note 1 to your September 30,
        2010 interim financial statements, but we could not locate this disclosure. Please
        revise to include a statement that in the opinion of management all adjustments
        necessary for a fair statement of results for the interim period have been included.

If all such adjustments are of a normal recurring nature, a statement to that effect shall also be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown. Refer to Part F/S of Form 1-A.

Note 1 – Nature of Business, page 4

9. We note that the Company plans to apply for the license to operate as a consumer finance company in the State of Florida. Please disclose the status of your application for the license to operate as a consumer finance company in the State of Florida. Also disclose any significant changes to your business that may result upon obtaining a license to operate as a consumer finance company (e.g., an increase in the maximum interest rate per annum that you may legally charge).

Note 2 – Summary of Significant Accounting Policies, page 4

Revenue recognition, page 5

10. We note that you record commission income at the settlement date of each loan in accordance with FASB ASC 310-20. We further note that you have determined that the effect of recognizing loan fees as revenue is not materially different from the result that would have been obtained had the loans fees net of cost been amortized. Please further explain to us the basis for recording commission income at the settlement date of each loan under ASC 310-20 and cite the specific guidance you applied to arrive at your conclusion. Also provide us with the analysis used to support your conclusion that the effect of recognizing loan fees as revenue is not materially different from the result that would have been obtained had the loans fees net of cost been amortized.

11. Please confirm our understanding that your commission income is solely comprised of the 5% guaranteed deposits fee collected from borrowers and, if so, reconcile for us the commission income of $163,407, $135,874, and $116,831 for the periods ended September 30, 2010, December 31, 2009, and December 31, 2008, respectively, to the new deposits of $60,228, $89,085, and $92,302 for each respective period.

Note 3 – Loans Receivables, page 7

12. We note on page 13 that at September 30, 2010 and December 31, 2009, you had loans past due over 360 days of $682,831 and $626,990, respectively, and all loans past due were $1,067,739, and $1,043,003, respectively. Please explain to us and disclose the factors you considered in concluding that your allowance for loan losses of $486,095 and $383,784, respectively, was adequate in light of the

delinquencies, the number of non-performing loans, and risks inherent in poor credit quality loans.

13.   We note the loans receivable rollforwards provided in your response to comment 42 of our letter dated December 16, 2010. Please explain to us what the line items interest to be collected, other charges to be collected, charges for recovery to be collected, and provisions for charges for recovery in your response represent. Also tell us where each of these items is recorded on your financial statements, and reconcile the amounts in your response to the amounts disclosed in Note 3 to each set of financial statements.

14.   We note that the September 30, 2010 loan loss allowance of $424,242 in your response to comment 42 does not agree with the $486,095 allowance for loan losses in your footnotes. Please reconcile this difference for us and revise your disclosures as necessary.

15.   We note your impaired loans disclosures provided in response to comment 44 of our letter dated December 16, 2010. Please further revise to provide separate disclosure of your impaired loans with an allowance recorded and your impaired loans with no related allowance recorded, pursuant to FASB ASC 310-10-50-15(a). Also revise to provide the information required by FASB ASC 310-10-50-15(b) and 15(c) or tell us where this information has been provided.

Note 4 – Due from Members, page 8

16.   We note that on July 30, 2010, members of the Company agreed to an additional $650,000 capital contribution to be funded at various periods and that as of September 30, 2010, members have provided $152,812 and $497,188 remains outstanding. Please revise to disclose when you reasonably expect to collect the capital contribution that remains outstanding at September 30, 2010. Also tell us why you classify the $497,188 due from members as an operating activity rather than a non-cash financing transaction in your statement of cash flows for the nine months ended September 30, 2010.

Note 8 – Guaranteed Deposits, page 9

17.   We note your revised guaranteed deposits disclosures in response to comment 46 of our letter dated December 16, 2010. We further note that customers are required to provide to the Company a cash deposit equal to 5% of the original note, as a condition of each loan. Please further revise to clarify whether the guaranteed deposits are deducted from the total loan balance or if the 5% cash deposit is provided in a separate transaction. To the extent that the guaranteed deposits are deducted from the total loan balance, please tell us where the new deposits of $60,228, $89,085, and $92,302 for the periods ended September 30,

2010, December 31, 2009 and December 31, 2008, respectively, are included in the loan receivables rollforwards provided in response to comment 42.

Note 13 – Subsequent Events, page 11

18.   Please further revise the footnotes to each set of financial statements to disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. Refer to FASB ASC 855-10-50-1.

December 31, 2009 Financial Statements

19.   We note your response to comments 28 and 29 of our letter dated December 16, 2010. Please describe to us in more detail the corrective action plan you implemented during the fourth quarter of 2009, including the steps taken under the plan, the remaining actions that have not yet been taken, the deficiencies that necessitated the corrective action plan, and the impact the steps taken have had on your results of operations and cash flows. Also describe to us in greater detail the operational inefficiencies that you corrected, including the steps taken to correct the inefficiencies, and the impact the corrections had on your results of operations and cash flows.

20.   We note that you restated your September 30, 2010, December 31, 2009 and December 31, 2008 financial statements in response to our comments. Please revise to include footnote disclosure reconciling the financial information as originally filed to *all* restated financial information, on a line-by-line basis for each material type of error identified for the periods presented in your 2008 and 2009 audited financial statements. Also include a description of the nature of each material type of error. Refer to FASB ASC 250-10-50-7.

Independent Auditor's Report, page 1

21.   We note the explanatory paragraph in the audit report and Note 10 to your December 31, 2009 financial statements. Please tell us if the auditor concluded that there is substantial doubt about the entity's ability to continue as a going concern for a reasonable period of time and, if so, have your auditor revise their audit report to include an explanatory paragraph (following the opinion paragraph) to reflect that conclusion. Refer to AU Section 341.12 and 341.13. Also revise the footnotes to your financial statements to provide disclosures in AU Section 341.10

22.   In light of the restatements made to your financial statements, please have your auditor revise their audit report to include: (1) a statement that the previously issued financial statements have been restated for the correction of a misstatement in the respective period, and (2) a reference to the company's disclosure of the

correction of the misstatement, pursuant to AU Section 508.18. Alternatively, provide to us your auditors' explanation why such revision is not required.

Notes to Financial Statement, page 6

Note 3 – Loans Receivables, page 9

23.   We note that the December 31, 2009 loan loss allowance of $357,776 in your response to comment 42 does not agree with the $383,784 allowance for loan losses in your footnotes. Please reconcile this difference for us and revise your disclosures as necessary

Financial Statement Updating

24.   Please consider whether your financial statements require an update pursuant to Part F/S of Form 1-A. In this regard, for filings made after 90 days subsequent to your most recent fiscal year-end of December 31, 2010, the balance sheet should be dated as of the end of the most recent fiscal year.

Part III – Exhibits

25.   We note your disclosure in Note 9 to your September 30, 2010, financial statements. Please tell us why you believe the loan agreement for a loan with an outstanding balance of $243,000 should not be filed as an exhibit, or file all material loan agreements.

        You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any other questions.

                                    Sincerely,

                                    /s/ James Lopez (for)

                                    John Reynolds
                                    Assistant Director